                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 2)


                               PBOC HOLDINGS, INC.
                               -------------------
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                   69316G 10 8
                                 --------------
                                 (CUSIP Number)

                                    Aaron Au
                            Trustees of the Estate of
                              Bernice Pauahi Bishop
                              567 South King Street
                                    Suite 200
                             Honolulu, Hawaii 96813
                                 (808) 523-6319
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 16, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                                Page 1 of 6 Pages

CUSIP No. 69316G 10 8                13D                       Page 2 of 6 Pages


1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Trustees of the Estate of Bernice Pauahi Bishop

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[  ]
        (b)[  ]

3      SEC USE ONLY

4      SOURCE OF FUNDS  Not applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Hawaii



NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               4,759,848
PERSON WITH
                         8      SHARED VOTING POWER

                                0

                         9      SOLE DISPOSITIVE POWER

                                4,759,848

                         10     SHARED DISPOSITIVE POWER

                                0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,759,848

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        23.9%

14     TYPE OF REPORTING PERSON*

        OO

CUSIP No. 69316G 10 8                13D                       Page 3 of 6 Pages

Item 1. Security and Issuer

The securities as to which this Schedule 13D ("Schedule") relate are the shares of common stock, $0.01 par value per share ("Common Stock"), of PBOC Holdings, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 5900 Wilshire Boulevard, Los Angeles, California 90036.

Item 2. Identity and Background

        (a)     Name of Person Filing:

        Trustees of the Estate of Bernice Pauahi Bishop ("Reporting Persons")

        (b)     State or Other Place of Organization:

        Hawaii

        (c)     Principal Business:

        The Reporting Persons are the Trustees of the Estate of Bernice Pauahi Bishop, also known as Kamehameha Schools, a charitable educational trust established under Hawaii law.

        (d)     Address of Principal Business:

        567 South King Street, Suite 200, Honolulu, Hawaii 96813.

        (e)     Address of Principal Office:

        567 South King Street, Suite 200, Honolulu Hawaii 96813.

        (f) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (g) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

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CUSIP No. 69316G 10 8                13D                       Page 4 of 6 Pages


Item 4. Purpose of Transaction

The Reporting Persons have entered into the transaction described in Item 6 in order to dispose of their entire interest in the Issuer.

See Item 6 for a description of a change in the Reporting Persons' right to appoint members of the issuer's board of directors.

Item 5. Interest in Securities of the Issuer

        (a) The Reporting Persons beneficially own 4,759,848 shares of Common Stock of the Issuer, which represents approximately 23.9% of the outstanding shares of Common Stock.

        (b) The Reporting Persons have sole voting power with respect to 4,759,848 shares of Common Stock. The Reporting Persons have sole dispositive power over the 4,759,848 shares of Common Stock, subject to the Stock Purchase Agreement described in Item 6, under which, subject to certain contingencies, the Reporting Persons have agreed to transfer all of the shares to the purchasers described in the Stock Purchase Agreement.

        (d) Not Applicable.

        (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        On March 16, 2001, the Reporting Persons entered into an Amendment No. 1 to Stock Purchase Agreement (the "Amendment") with FBOP Corporation, which amends the Stock Purchase Agreement (the "Stock Purchase Agreement") entered into by those parties on November 1, 2000 for the sale of the 4,759,848 shares of the Issuer's common stock beneficially owned by the Reporting Persons (the "Shares"), at a price of $10 per share. Under the Stock Purchase Agreement, the obligation of the purchaser to purchase the Shares, and the obligation of the Reporting Persons to sell the Shares, is subject to certain conditions, including approval of applicable federal bank regulatory agencies. The Stock Purchase Agreement provided that the Closing Date would be no later than the 90th day following the date of the Agreement unless the applicable federal bank regulatory approvals had not been received within that 90-day period, in which case the Closing Date would be extended for an additional 60 days. The Amendment extends the additional 60-day period to 120 days and provides that the purchaser will pay the Reporting Persons interest in the amount of $13,041 per day from April 1, 2001.

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CUSIP No. 69316G 10 8                13D                       Page 5 of 6 Pages


Item 7. Material to be Filed as Exhibits

Exhibit 1 Amendment No. 1 to Stock Purchase Agreement made and entered into as of March 16, 2001 by and between FBOP Corporation, an Illinois corporation (the "Purchaser") or its Affiliate(s) and Trustees of the Estate of Bernice Pauahi Bishop.

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CUSIP No. 69316G 10 8                13D                       Page 6 of 6 Pages


                                   Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                 TRUSTEES OF THE ESTATE OF BERNICE PAUAHI BISHOP


March 27, 2001                       By: /s/ WENDELL F. BROOKS, JR.
                                        --------------------------------
                                         Wendell F. Brooks, Jr.
                                         Chief Investment Officer